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                           May 19, 2022

       Laurie Weisberg
       Chief Executive Officer
       Creatd, Inc.
       648 Broadway, Suite 200
       New York, NY 10012

                                                        Re: Creatd, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2022
                                                            File No. 333-264908

       Dear Ms. Weisberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 703-434-0122 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Joseph Lucosky